Filed by State Street Corporation

Pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed as filed pursuant to Rule 14a-12 under

the Securities Exchange Act of 1934, as amended

Subject Company: Investors Financial Services Corporation

Commission File Number: 0-26996

On February 5, 2007, Ron Logue, Chairman and Chief Executive Officer of State Street Corporation, and Hannah Grove, Head of Marketing for State Street Corporation, gave a presentation to the media. The following is a transcript of that presentation.

On February 5, 2007, Ron Logue, Chairman and Chief Executive Officer of State Street Corporation, Kelley MacDonald, Senior Vice President for Investor Relations of State Street Corporation, Jay Hooley, Vice Chairman and Head of Global Securities Servicing of State Street Corporation, and Ed Resch, Chief Financial Officer of State Street Corporation, gave a presentation to financial analysts. The following is a transcript of that presentation. The presentation was accompanied by a series of electronic slides that included information pertaining to the State Street Corporation. A copy of the slides also follows below.

On February 5, 2007, the following email from Ron Logue, Chairman and Chief Executive Officer of State Street Corporation, was provided to the employees of State Street Corporation.

On February 5, 2007, the following FAQs were posted on the State Street intranet.

STATE STREET.

State Street's Acquisition of Investors Financial Services Corp.

February 5, 2007

1

February 5, 2007 State Street’s Acquisition of Investors Financial Services Corp.

REMINDER This presentation includes discussion of State Street Corporation’s financial and business goals and strategies, which may be perceived as “forward-looking statements” as defined by the Private Securities Litigation Reform Act of 1995. Actual results could differ materially, and there can be no assurance that goals will be achieved. For a discussion of some of the factors that may affect State Street’s results, please see State Street’s 2005 Annual Report on Form 10-K, especially Item 1A, “Risk Factors,” and any subsequent Securities and Exchange Commission filings. Investors and security holders may obtain free copies of these documents online at www.sec.gov or on request from State Street. These statements are based on current expectations, forecasts, and assumptions and involve a number of risks and uncertainties, which could cause actual outcomes and results to differ materially from those statements. Risks and uncertainties include the ability to obtain regulatory and Investors Financial Services Corp. stockholders’ approval; the risk that the businesses will not be integrated successfully or that anticipated cost savings will not be achieved or will take longer to achieve than expected; disruption from the transaction making it more difficult to maintain relationships with customers, employees or governmental entities; unexpected transaction costs or liabilities; changes in interest rates; the value of global and regional financial markets; the extent of volatility in currency markets; the pace of cross-border investment activity; the pace at which State Street adds new clients or at which existing clients use additional services; State Street's business mix; State Street's success at integrating and converting acquisitions into its business; the pace of worldwide economic growth and rates of inflation; the dynamics of markets State Street serves; and consolidations among clients and competitors. The forward-looking statements contained in this presentation speak only as of the date hereof, and State Street will not undertake efforts to revise those forward-looking statements to reflect events after this date. Presentations used today are based upon State Street’s “operating basis” results. For a reconciliation of State Street’s results on an operating basis with its results of operations in accordance with accounting principles generally accepted in the United States, please refer to http://investorrelations.statestreet.com. State Street intends to file with the SEC a registration statement that will include the proxy statement/prospectus of Investors Financial Services Corp. and other relevant documents to be mailed to security holders in connection with the proposed transaction. WE URGE INVESTORS TO READ THE PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT STATE STREET, INVESTORS FINANCIAL SERVICES CORP. AND THE PROPOSED TRANSACTION. A definitive proxy statement will be sent to security holders of Investors Financial Services Corp. seeking approval of the proposed transaction. Investors will be able to obtain these materials (when they are available) and other documents filed with the SEC free of charge at the SEC’s website, www.sec.gov. In addition, a copy of the proxy statement/prospectus (when it becomes available) may be obtained free of charge by directing a request to State Street Corporation, One Lincoln Street, Boston, MA 02111 Attention: Office of the General Counsel; or by directing a request to Investors Financial Services Corp., 200 Clarendon Street, Boston, MA 02116, Attention: Office of the General Counsel. This news announcement is not a solicitation of a proxy from any security holder of Investors Financial Services Corp. or an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. Investors Financial Services Corp., its directors and executive officers and certain other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding Investors Financial Services Corp.’s directors and executive officers is available in the proxy statement filed with the SEC by Investors Financial Services Corp. on March 10, 2006. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

Agenda Transaction Summary and Rationale Competitive Positioning Financial Impact Expected Timetable

STATE STREET.

Transaction Summary and Rationale

Transaction Value:	• $4.5 billion / $65.00 per share[(1)]
Consideration:	• 100% Stock / Fixed Exchange Ratio • 0.906 State Street shares for each Investors Financial Services Corp. share in a tax-free exchange
Pro Forma Ownership:	• 84% / 16% (State Street / Investors Financial Services Corp.)
Expected EPS Impact:	• Neutral to EPS in 2008 and accretive in 2009 • Accretive in 2008 on a cash basis
Transaction IRR:	• Greater than 20% • Significantly in excess of State Street's cost of capital

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84% / 16% (State Street / Investors Financial Services Corp.) Pro Forma Ownership: Greater than 20% Significantly in excess of State Street’s cost of capital Transaction IRR: Neutral to EPS in 2008 and accretive in 2009 Accretive in 2008 on a cash basis Expected EPS Impact: $4.5 billion / $65.00 per share(1) Transaction Value: Consideration: 100% Stock / Fixed Exchange Ratio 0.906 State Street shares for each Investors Financial Services Corp. share in a tax-free exchange (1) Based on State Street’s closing price of $71.75 on February 2, 2007. Transaction Summary and Rationale

STATE STREET

Transaction Summary and Rationale

Annual Cost Savings Estimate:	• Approximately $345–$365 million pre-tax • Phase-in: 24% of synergies in ’07 and 86% in ’08 on a cumulative basis
Revenue Synergies:	• Offset by any revenue attrition (estimated at 10%)
M & I and Restructuring Charge Estimate:	• Estimated to be $625–$675 million pre-tax
Customer List Intangibles:	• Approximately $1.5 billion amortized on a straight-line basis over 18 years
Break-Up Fee:	• $165 million
Anticipated Closing:	• Third-quarter 2007 (subject to the approval of regulatory authorities and Investors Financials’ shareholders)

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Offset by any revenue attrition (estimated at 10%) Revenue Synergies: $165 million Break-Up Fee: Approximately $1.5 billion amortized on a straight-line basis over 18 years Customer List Intangibles: Approximately $345–$365 million pre-tax Phase-in: 24% of synergies in ’07 and 86% in ’08 on a cumulative basis Annual Cost Savings Estimate: Estimated to be $625–$675 million pre-tax M & I and Restructuring Charge Estimate: Third-quarter 2007 (subject to the approval of regulatory authorities and Investors Financials’ shareholders) Anticipated Closing: Transaction Summary and Rationale

Core services (21% growth 2005-2006): Custody, accounting, fund administration & middle office Value-added services: (33% growth 2005-2006) Securities lending, FX and cash management Mutual funds, hedge funds, private equity and offshore funds Banks and insurance companies Investment advisors 500 customers including 12 of the top 25 investment advisors globally Services Background Customers Headquarters: Boston, MA Locations: Nine offices in six countries AUC: $2.2 trillion Revenue: 3-year CAGR = 18% Fee revenue 3-year CAGR = 24% Transaction Summary and Rationale Overview of Investors Financial Services Corp.

STATE STREET

Transaction Summary and Rationale

Cross-sell Opportunities

7

Transaction Summary and Rationale Leveraging global network Value added opportunities: FX Securities Lending Subcustodial deposits Private equity fund administration Cross-sell Opportunities

Strategic Strengthens positions in key areas: #2 global custodian with approximately $14 trillion in Assets Under Custody (AUC) on a pro forma basis #1 hedge fund administrator with over $340 billion in Assets Under Administration (AUA) on a pro forma basis Extends leadership in middle-office outsourcing Opportunity to leverage existing operational systems and corporate infrastructure Access to new client base, such as private equity, and ability to cross-sell value-added services Transaction Summary and Rationale

Transaction Summary and Rationale Significant value creation through cost savings of $345-$365 million on a fully phased-in basis Estimated at $40 per Investors Financial share incremental to its pre-announcement price Potential multiple expansion resulting from improved growth profile and market position Neutral to earnings in ‘08 on an operating basis. Accretive in ’08 on a cash EPS basis Accretive to earnings in ’09 on an operating basis (first year of fully phased-in savings) Financial

Transaction Summary and Rationale Proven ability to integrate significant acquisitions Successful acquisition of the Deutsche Bank GSS business in 2003 The transaction with Investors Financial is less complex than the Deutsche Bank GSS transaction Detailed integration plan managed by a dedicated, experienced team Integration plan to be executed over an 18-month period with no business disruption Integration

 Achieve financial goals for revenue, EPS and ROE 1 Grow consistently through economic cycles 3 Deliver a value to customers they can’t get anywhere else 2 Continue to pioneer new products and services 4 The acquisition enhances State Street’s ability to pursue its long term financial goals for operating revenue growth (8–12%), operating EPS (10–15%) and ROE (14–17%) Combining two of the “best-in-class” global custodians, will create additional value Investors Financial Services has a proven track record of growth Accelerates leadership in high growth areas such as mutual fund custody, administration and servicing for hedge, private equity and offshore funds Transaction Summary and Rationale Strategic Benefits of the Transaction

STATE STREET

Competitive Positioning
Dominant Position in Global Custody

Top 10 Global Custodians
($ in trillions)

$18
$16
$14
$12
$10
$8
$6
$4
$2
$0
16.3
14.1
12.9
11.9
9.1
4.3
3.9
3.3
2.9
2.5
2.2
BK/MEL(1)
STT Proforma
JPM
STT
Citi
BNP
HSBC
NTRS
UBS
Soc Gen
IFIN

12

Source: Company filings and www.globalcustody.net as of 2H’06, with the exception of Societe Generale which is 1H’06. (1) Pro forma for acquisition of Mellon Financial and includes ABN AMRO Mellon and CIBC Mellon. Competitive Positioning Dominant Position in Global Custody Top 10 Global Custodians ($ in trillions) This acquisition will make State Street the second largest global custodian. (1) 16.3 14.1 12.9 11.9 9.1 4.3 3.9 3.3 2.9 2.5 2.2 $0 $2 $4 $6 $8 $10 $12 $14 $16 $18 BK/MEL STT Proforma JPM STT Citi BNP HSBC NTRS UBS Soc Gen IFIN

STATE STREET.

Competitive Positioning
Leading Global Hedge Fund Administrator

Single Hedge Fund Assets Under Administration
($ in billions)

$400
$300
$200
$100
$-
341
310
185
174
156
151
142
123
100
99
86
71
45
20
10
1
STT Pro forma
Citco
State Street
HSBC
IFIN
BISYS
Goldman Sachs
Fortis
Globe Op
BK/MEL*
CACEIS
SS&C
Citi
BNP
JPM
Bear Stearns

13

Single Hedge Fund Assets Under Administration ($ in billions) Source: Seventh HFMWeek Hedge Fund Administrator Survey, December 2006; Credit Suisse. *Pro forma for acquisition of Mellon Financial as of 11/06. Competitive Positioning Leading Global Hedge Fund Administrator The Transaction creates the #1 hedge fund administrator with over $340 billion in AUA. 341 310 174 156 151 142 123 100 86 71 45 20 10 1 99 185 $- $100 $200 $300 $400 STT Pro forma Citco State Street HSBC IFIN BISYS Goldman Sachs Fortis Globe Op BK/MEL* CACEIS SS&C Citi BNP JPM Bear Stearns

STATE STREET

Competitive Positioning

Strong Growth Fundamentals

($ in billions)
$2,500
$2,000
$1,500
$1,000
$500
$-
10-year Assets Serviced CAGR: 33.5%
10-year Net Operating Revenues: 26.4%
($ in millions)
$900
$800
$700
$600
$500
$400
$300
$200
$100
$-
1996
1997
1998
1999
2000
2001
2002
2003
2004
2005
2006
Assets Serviced
Net Operating Revenues

14

($ in billions) ($ in millions) Investors Financial Service Corp’s strong growth fundamentals will enhance State Street’s ability to execute its financial goals Provides a range of services to financial asset managers, such as mutual fund complexes, hedge and private equity funds, investment advisors, banks and insurance companies 10-year Assets Serviced CAGR: 33.5% 10-year Net Operating Revenues: 26.4% Competitive Positioning Strong Growth Fundamentals Investors Financial Services Corp. Growth in Assets Serviced and Revenues $- $500 $1,000 $1,500 $2,000 $2,500 $- $100 $200 $300 $400 $500 $600 $700 $800 $900 Assets Serviced Net Operating Revenues 1996 1997 1998 1999 2000 2001 2002 2003 2004 2005 2006

STATE STREET.

Financial Impact
Expected Substantial Cost Savings

Cost Savings Breakout

6%
8%
9%
57%
20%

Cost Savings Detail

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Cost Savings Breakout Cost Savings Detail $345 - $365 Million Approx. 50% of Investors Financial’s 2007E Operating Expenses Financial Impact Expected Substantial Cost Savings Amount ($ Mil.) Compensation & Benefits $200-$210 51% Technology Related $67-$71 48% Occupancy $29-$31 73% Transaction Processing $26-$28 41% Other $23-$25 51% Total $345-$365 51% 20% 9% 8% 6% 57% Expenses % of ‘07E

STATE STREET

Financial Impact
Proven Integration Experience

	At Closing 1-31-03	24-month Results
Revenue	To retain 90%	Retained 88%
Pre-tax Cost Savings	$225 - $300 M	$300 M
M & I Costs	$90 - $110 M in 2003 $50 – $60 M in 2004	$103 M in 2003 $62 M in 2004
Operating EPS Accretion/(Dilution)	$(0.01) - $(0.03) in 2003 $0.01 - $0.03 in 2004	$0.01 in 2003 $0.10 in 2004
Headcount	1,000 reduction	Exceeded
Transaction IRR	Exceed cost of capital	Significantly exceeded cost of capital

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In 2003, State Street acquired Deutsche Bank’s Global Securities Services Business At Closing 1-31-03 24-month Results Significantly exceeded cost of capital Exceed cost of capital Transaction IRR Exceeded 1,000 reduction Headcount $0.01 in 2003 $0.10 in 2004 $(0.01) - $(0.03) in 2003 $0.01 - $0.03 in 2004 Operating EPS Accretion/(Dilution) $103 M in 2003 $62 M in 2004 $90 - $110 M in 2003 $50 – $60 M in 2004 M & I Costs $300 M $225 - $300 M Pre-tax Cost Savings Retained 88% To retain 90% Revenue Financial Impact Proven Integration Experience

2007E 2008E 2009E (1) Accretion/(Dilution) calculated for 2007 full year assuming a transaction closing of Q3’07. Assumes a phase-in of 24% of cost savings in ’07, 86% in 2008 and 100% in 2009. Financial Impact Pro Forma Accretion/(Dilution) Results(1) Operating EPS Accretion/(Dilution) ($) ($0.14) $0.00 $0.10 Accretion/(Dilution) (%) (3.5%) 0.0% 2.0% Cash EPS Accretion/(Dilution) ($) ($0.07) $0.12 $0.22 Accretion/(Dilution) (%) (1.8%) 2.7% 4.5%

Acquisition financed with State Street common stock – issuance of approximately 62 million new shares Capital Management: Assumes a $1 billion share repurchase program (shortly after closing) funded by: A combination of senior debt and trust preferred securities Precise amount, timing, and mix subject to market conditions State Street anticipates refinancing $500 million of callable trust preferred securities Financial Impact Financing Assumptions

Financial Impact Pro Forma Balance Sheet at Closing State Street Investors Financial Adjustments Pro Forma ($ in billions) Assets Cash $22.7 $0.4 $ - $ 23.1 Investment Portfolio 67.1 10.7 - 77.8 Goodwill / Intangibles 2.4 0.1 4.3 6.8 Other 17.8 0.7 0.2 18.7 Total Assets $110.1 $11.9 $4.4 $126.4 Total Liabilities $ 102.5 $10.8 $1.0 $114.3 Equity 7.6 1.0 3.5 12.1 Total Liabilities and Equity $110.1 $11.9 $4.4 $126.4 TCE / TA 4.8% 7.9% 4.4% Tier 1 Leverage 5.7% 8.1% 5.6%

STATE STREET.

Financial Impact
Expectations for 2007

	State Street alone (top half of the ranges)	State Street with Investors Financial*
Growth in Revenue	10% – 12%	16% – 18%
Growth in Operating EPS	12.5% - 15%	8% - 10%
Operating Return on Equity	15.5% - 17%	12% - 15%

Note: Operating excludes M&I and restructuring costs.

*Assumes July 2007 closing.

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12% - 15% 15.5% - 17% Operating Return on Equity 8% - 10% 12.5% - 15% Growth in Operating EPS 16% – 18% 10% – 12% Growth in Revenue State Street with Investors Financial* State Street alone (top half of the ranges) Note: Operating excludes M&I and restructuring costs. *Assumes July 2007 closing. Financial Impact Expectations for 2007

STATE STREET.

Expected Timetable

Milestones	Estimated Timing
Announcement of the signing of a definitive agreement	February 5, 2007
Regulatory approvals	February – July 2007
Investors Financial shareholders' approval	April 2007
Targeted closing	July 2007
Consolidation	Substantially complete within 18 months

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Announcement of the signing of a definitive agreement Regulatory approvals Investors Financial shareholders’ approval Targeted closing Consolidation February 5, 2007 February – July 2007 April 2007 July 2007 Substantially complete within 18 months Milestones Estimated Timing Expected Timetable

+++ presentation

Operator: Good morning and welcome to the conference call and webcast to discuss State Street Corporation’s announcement this morning. Today’s discussion is being broadcasted live on State Street’s website at www.statestreet.com/stockholder. This call is being recorded for replay. State Street’s call is copyrighted. All rights are reserved. The call may not be recorded or rebroadcast for distribution in whole or in a part without express authorization from State Street and the only authorized broadcast of this call is housed on State Street’s website. Now I’d like to introduce Kelley MacDonald, Senior Vice President for Investor Relations at State Street. Please go ahead, ma’am.

Kelley MacDonald: Good morning, everyone. Before Ron Logue, our chairman and CEO, Jay Hooley, our Vice Chairman and Head of Global Securities Servicing and CFO, Ed Resch begin their remarks, I’d like to remind you that during this call, we may make forward-looking statements relating to the Corporation’s financial goals and business environment, among other things. Actual results may differ materially.

State Street’s 2005 annual report on Form 10-K and subsequent filings include detailed commentary on risk factors that could affect future financial results. We encourage you to review those risk factors in conjunction with any forward-looking statements we make today. Any such forward-looking statements speak only as of today, February 5, 2007 and the Corporation does not undertake to revise such forward-looking statements to reflect events after today.

I will remind you that the slides that we will be used in conjunction with this broadcast are available on our website for you either to download or go through with us. Now I will turn the call over to Ron.

Ron Logue: Kelley, thank you and good morning, everybody and welcome to our conference call and webcast. We have got a lot of information to share with you and I’m sure you have got questions for us. So let me get right into it.

This transaction is about one thing; increasing the growth trajectory of this Company and growth is about revenue. Yes, we will get cost synergies; yes, we will create scale, but growth companies grow revenue. We and Investors Financial have done it better than our competitors for a long time and this transaction increases the probability of that continuing for a long time.

On slide 3, you can see the subjects we intend to cover this morning. First, we will give you a brief summary of the proposed transaction and then the rationale behind it. We are very enthusiastic about the benefits for our shareholders, our customers and our employees, both those at State Street today and those at Investors financial.

We are especially enthusiastic about the benefits to this community. Both companies are very similar. In fact, Investors Financial is a lot like State Street. We have significant synergies to exploit. We know how to do this. For those of you who remember, we met or exceeded all our financial goals when we acquired the Deutsche Bank Global Securities Services business in 2003.

Jay Hooley will give you some data on our relative competitive pro forma positioning and Ed Resch will outline the financial impact in 2007 and 2008 and the expected timetable for completing the transaction.

On slides 4 and 5, we highlight some of the basic facts of the proposed transaction. First, as we disclosed in the press release this morning, we will pay about $65 per share to Investors Financial’s shareholders or approximately $4.5 billion based on Friday’s closing price. The price will be paid in stock at a ratio of 0.906 State Street shares for each share of Investors Financial. We expect this proposed deal to be neutral to earnings in 2008 although accretive on a cash basis and accretive in 2009. The internal rate of return is greater than 20% and is significantly in excess of our cost of capital.

Because the two companies are so similar, we expect to be able to extract significant savings over the first two years, approximately $345 million to $365 million. We expect any revenue attrition to be offset by revenue synergies. We expect to record a restructuring charge and merger and integration costs of between $625 million and $675 million in 2007 and 2008. We expect to record about $1.5 billion in intangibles, which will be amortized over 18 years. There is a break-up fee associated with the proposed transaction of $165 million and finally, we plan to close early in the third quarter of this year.

Let me now ask Jay Hooley to describe the business in more detail, explain the advantages and discuss how we will successfully consolidate the business into his organization. Jay?

Jay Hooley: Thanks, Ron. I am beginning on page 6 of the presentation. On this slide, you can see a basic description of Investors Financial and you will note how similar our two companies are. First of all, we are both headquartered in Boston, which not only makes the consolidation easier, but we come from the same roots and hold the same cultural values.

Investors Financial reports fee revenue, but also notes the revenue it receives from what they call value-added services like FX, securities lending, brokerage and transition management to name a few. We offer all of these services and more, which will enable us to cross-sell to these customers.

Finally, the customers are very complementary to our customer list and include mutual funds, hedge funds, private equity and offshore funds and there are no significant customer overlaps with State Street’s customer base.

On slide 7, one of the keys to this proposed transaction is the cross-sell opportunities that it offers us. Investors Financial serves 12 of the top 25 global investment managers who will now have access to State Street’s extensive global capabilities and custody accounting, as well as FX, securities lending and other ancillary services.

Investors Financial also brings to State Street a new capability and that is servicing private equity funds where they administer over $60 billion in assets. We will leverage this capability and grow with this fast-growing segment of the market.

On the next three slides, I will describe the rationale behind the proposed transaction. First, Investors Financial has $2.2 trillion in assets under custody, which when combined with State Street’s $11.9 trillion will make us on a pro forma basis the second-largest custodian in the world. We will also be the number one administrator of hedge funds based on our pro forma combined assets under administration of over $340 billion. Hedge fund administration has been a key area of growth for both companies over the past few years and this growth is expected to continue.

Investors Financial also has a position in the investment management operations outsourcing or the so-called middle office space and their position will extend our lead by adding more than $1.4 trillion in assets to our current $3.6 trillion that we administer in the middle office. And again, one of the key benefits of this proposed deal is the ability to cross-sell our vast product and services to their 500 customers.

On the next slide, from a financial point of view, we expect to extract between $345 million and $365 million in cost savings over the first two years. These savings will have a value of approximately $40 per Investors Financial’s share. State Street and Investors Financial have both posted high growth rates in revenue over the past few years and together, they should be even stronger as we increase our marketshare in fast-growing market segments, hedge funds, private equity and the offshore fund space. As we said earlier on an earlier slide, we expect this proposed deal to be neutral to earnings in 2008 and accretive in 2009, which will be the first year of fully phased-in savings.

On slide 10, as I’m sure you remember, we met or exceeded all of our goals in integrating the Deutsche Bank GSS business, which was a much more complex integration. We had assets and employees over many different countries and had seven different accounting systems that we had to integrate.

Here, we have a single system and the majority of the staff are in three locations with the bulk being located in Boston. We have appointed a dedicated integration team of experienced managers, most of whom managed the Deutsche Bank integration, who will devote all of their time to ensuring the successful consolidation and we expect the consolidation to take about 18 months.

On slide 11, here is a list of our objectives. First, we intend to meet all of the financial objectives just as we did two years ago. This proposed acquisition will advance our ability to meet our long-term financial goals as well. This proposed combination will combine two of the best-in-class global custodians who, as a single entity, will benefit from increased scale so we can continue to extend our global capabilities.

Investors Financial has grown its fee revenue in excess of 20% per year for the past three years, a rate far ahead of a comparative trust bank group. By accelerating cross-sell opportunities, we will continue to drive high revenue growth with this client base. Adding the product expertise and service commitment of the Investors Financial employees with State Street will accelerate opportunities to introduce innovative new products and services.

Let me turn to slide 12. Here is a graph picturing our pro forma combination in terms of assets under custody. As you can see, we will become the number two global custodian in the world with the broadest geographical footprint, the greatest exposure to fast-growing offshore and alternative products and the deepest productline offering.

Turning to page 13, here is one example of how this proposed combination extends our leadership position as a servicer of hedge fund assets. By adding Investors Financial’s $156 billion to State Street’s $185 billion, we will have more than $35 billion in assets under administration, which will make us the largest provider in the world. As I am sure you are aware, hedge funds are forecasted to grow between 15% and 25% over the next several years.

Turning to slide 14, here you can see the remarkable growth in asset service at Investors Financial. From approximately $200 billion in 1996, they have grown their assets under administration to $2.2 trillion, a 10-year compound annual growth rate of more than 33%. At the same time, their 10-year compound annual growth rate in revenue has been in excess of 25%.

In summary, we are acquiring a very high-quality company with a demonstrated track record of growth driven by superior service quality and continuous new product innovation. I will now turn the call back over to Ron.

Ron Logue: Jay, thank you. Let me ask Ed Resch, our CFO, to discuss the financial impact of the transaction in more detail. Ed?

Ed Resch: Thanks, Ron and good morning to everybody. I am beginning on slide 15. And obviously cost savings are critical to the success of this deal. On this slide, we show our expected cost savings. As has been mentioned, approximately $345 million to $365 million or about 50% of the 2007 estimated cost-based of Investors Financial will be eliminated. Those costs are outlined for you on the chart above. The largest component is the reduction in compensation and benefits, which will account for about $200 million, which will mean a reduction of about 1700 people over 18 months. This is equal to about 40% of Investors Financial headcount.

We will eliminate duplicate systems, network costs and consultants, which will account for about $70 million in technology-related reductions. Also, we will eliminate excess real estate, which will account for another $30 million in savings.

For transaction processing, we expect to remove about $27 million in costs. We expect to eliminate another $24 million in other expenses, which are travel, sales promotion, insurance and professional services. Overall, we expect to be about 20% to 25% complete by the end of 2007 and about 80% to 85% finished by the end of 2008.

Moving to page 16. As you may remember, in 2002, we announced the planned acquisition of Deutsche Bank’s Global Securities Services] business and we set certain financial targets, which are displayed here. We set a target of retaining 90% of the available revenue and we retained 88%, a very competitive figure for a large acquisition in our industry.

We estimated pretax savings at $225 million to $300 million and we saved $300 million in two years. Our merger and integration costs were slightly under the high end of the range we set, $165 million versus a target of $170 million. We exceeded the goals set for earnings per share, accretion and dilution, estimated at $0.01 to $0.03 dilution in ‘03 and $0.01 to $0.03 accretion in ‘04. As you can see, we recorded $0.11 per share in accretion over those two years. And we reduced headcount in excess of the 1000 we had set as our target. And finally, this transaction also far exceeded our cost of capital.

We have a dedicated team and a plan outlining the steps we need to take to retain the revenue and meet our expense synergy goals for this transaction. We believe we have the experience to do this. And we are confident in our ability to reach our financial objectives for this transaction.

On slide 17, here, you can see our expectations for dilution and accretion to earnings per share on both an operating and a cash basis. Obviously the difference between operating and cash is the level of customer intangibles that we are recording in this transaction. We expect the proposed transaction to be dilutive in 2007 by about $0.14 per share or 3.5% and to be neutral to operating earnings per share in 2008. We expect it to be about $0.10 accretive to operating earnings per share in 2009 or about 2%.

On a cash earnings per share basis, it will be positive in 2008 by about $0.12 or 2.7% and in 2009, it is accretive by $0.22. You have to remember, we are adding about $1 billion to our 2008 revenues, something that will accelerate our growth rate. We believe we are creating significant value with this transaction with a combination of revenue retention and the achievement of the expected expense synergies.

On slide 18, we will finance the proposed deal with the issuance of approximately 62 million shares. On the capital side, we will repurchase approximately $1 billion of our stock, which we anticipate financing within an issuance of a combination of senior debt and trust preferred securities. The amount, mix and timing will be determined by market conditions. Additionally, we anticipate refinancing $500 million of our existing trust preferred securities as part of this transaction.

Moving to slide 19, on this slide, we have created a pro forma balance sheet, which is quite similar to State Street’s standalone balance sheet and for illustration, this grows each balance sheet from their December 31, ‘06 levels by about 3%.

Investors Financial investment portfolio represented a larger percentage of its total assets, about 90% versus 61% for State Street. On a pro forma basis, when combined, the investment portfolio was about 62% of the total assets with Investors Financial’s being about 15% of State Street’s.

Overall, we are comfortable with where the investment portfolio is. In terms of State Street’s, the fixed securities represent about 63% and the floating-rate securities about 37%. Investors Financial is exactly the mirror of that; fixed 37%, floating 63%. So on a combined basis, we will be about 60% fixed and 40% floating.

We have a very similar approach to our balance sheet in that both State Street’s and Investors Financial’s are customer-driven and there is a high credit quality in the investment portfolio. State Street’s, as of year-end, was about 88% AAA. Investors Financial’s was about 98% AAA. So combined, they will be about 89% AAA.

Investors Financial’s portfolio is seasoned and structured. Its duration is about 1.37 years. That compares with State Street’s duration as of year-end of about 1.65 years. So overall, the portfolio will be in that 1.6 range. Our gap at year-end was about 3/10 of a year. Investors Financial’s was slightly larger at about 0.37 years.

The mortgage-backed position in Investors Financial’s portfolio comprises about 78% of the overall portfolio or about $8 billion, $5 billion of which is floating. State Street’s portfolio as of year-end was about 30% mortgage-backed securities. So combined, the portfolio will be about 50%, which is about average and a level at which we are comfortable.

There is not a lot of convexity risk in the portfolio incrementally. It is comparable to us overall and that is because of the high level of structuring and seasoning and in the terms of Investors Financial, a high level of floating rate mortgage-backed securities.

Turning to page 20, as you know on our earnings call on January 17, we said our expectations of our performance against our financial goals for 2007 were in the top half of the ranges as presented in the middle column on this slide and today, we are not changing those long-term goals.

To be crystal clear on our expectations both for State Street and for the combined entity, I have laid out our expectations prior to the transaction and our expectations after the close of the transaction, expect it to be about July of this year, 2007.

On a pro forma basis for the full year 2007 versus 2006, we now expect revenue to increase to between 16% and 18%, up from 10% to 12%, which is the top half of the range and operating EPS, excluding the restructuring charge, to be between 8% and 10%, down from 12.5% to 15%, again the top half of the range. Our operating return on equity should now be between 12% to 15%, down from 15.5% to 17%. We expect to achieve near the middle of each of these revised ranges for 2007.

On page 21, here is our expected timetable for this transaction starting today with the announcement that we have reached a definitive agreement. We expect to receive regulatory approval and Investors Financial shareholder approval by July and we will have completed the financing prior to closing as well. Our targeted closing date is July 1, 2007 and we expect to have the integration substantially completed within 18 months following closing. With that, I will turn the call back to Ron.

Ron Logue: Ed, thank you. Let me leave you with these thoughts. First, this is about growing revenue. Second, this is about being a leader in the fastest-growing segment of the service business, hedge fund administration. Third, this is about new product acquisition, private equity servicing. Fourth, this is about consolidation, not integration. Fifth, this is about acquiring customers we do not have. And sixth, this is about acquiring arguably the last pure play global custodian. With that, I’d be happy to turn it over to questions.

+++ q-and-a

Operator: (OPERATOR INSTRUCTIONS). Jason Goldberg, Lehman Brothers.

Ron Logue: Can’t hear you, Jason. You are cutting out.

Operator: (OPERATOR INSTRUCTIONS).

Jason Goldberg: Hello? Can you hear me?

Ron Logue: Yes.

Jason Goldberg: I think the biggest question on people’s minds is with respect to IFIN’s concentration with Barclays. I guess can you just remind us what portion of their revenues come from that contract and then I think more importantly given the fact that State Street and Barclays are obviously competitors in a few businesses, how you anticipate that panning out.

Ron Logue: Right. 18% of the revenues come from BGI, Jason. We fully expect that we will continue to service BGI. As I am sure you know and others know, we have serviced many of our competitors for many years. In this business, customers, counterparties and competitors work together. So we feel pretty good about our ability to continue to service BGI.

Jason Goldberg: Okay and then I guess secondly, you mentioned that this integration was less complex than the Deutsche Bank transaction. Yet you are assuming I think similar revenue attrition numbers. Is that coming from IFIN customers, State Street customers, both and maybe just expand upon that?

Ron Logue: Well, we are trying to be just practical here. Anytime there is change, there is an opportunity to lose revenue and as we said, we would expect any revenue that we do lose would be made up with cross-sell synergies. So I think it is unrealistic to expect that in large transactions that you’re going to keep all of the revenue. We are just being conservative and practical here.

Jason Goldberg: Okay. And the same because I guess I would think there would be more opportunity for revenue synergies than 10%.

Ron Logue: Yes. Well, as we did in Deutsche, we didn’t factor in any revenue synergies in any of our models there as well and here, we are basically just covering what we think would be the potential loss. My expectation is that we will do a lot better than that. At least that has been the history.

Operator: Lori Appelbaum, Goldman Sachs.

Lori Appelbaum: As a follow-up on the Barclays question, do you currently do any indexing or ETF work at all for Barclays? And with whatever discussions you’ve had with them so far, what is the sensitivity to working with one of their major competitors in indexing and ETFs? And what are the strategies that you intend to deploy to retain the business?

Ron Logue: Let me start with the last question, Lori. We are going to continue to keep intact the servicing arrangements that they have had with IFIN. As you know, they have a dedicated unit in Sacramento. We expect that to remain. Again, we operate the same way IFIN does in small customer-oriented units. There aren’t big factories here. So the work is segmented. We have done work with lots of other competitors in the past. It is not new for us. We know how to ring fence at those operations. There is business that is done today between Barclays and State Street. It is not custodian work in either ETFs or indexing, but there is a number of capital markets activities that have taken place. We are familiar with the organization. So net-net, we feel pretty good about it.

Lori Appelbaum: And my second question, in terms of the cost saves. Investors Financial’s expense growth had been very high as they were incrementally investing in technology and systems. Is there some amount of that that now does not need to be done when they are owned by you and is that included in the cost save assumptions?

Ron Logue: Absolutely. Obviously they were trying to grow their business, increase technology, grow globally. We have done a lot of that as well. So there is a lot of that in the plan.

Lori Appelbaum: How much of it would you say is —?

Ron Logue: Ed? I thought we gave that number of $70 million.

Lori Appelbaum: That was $70 million? Okay.

Ron Logue: $70 million. Yes.

Operator: (OPERATOR INSTRUCTIONS). Nancy Busch, NAB Research.

Nancy Busch: Just a quick question on your tangible capital ratios when all this is done. You are putting $1.5 billion of intangibles on the books, issuing shares, repurchasing shares, changing the trust preferreds. Where does this all shake out at the end and are there any Basel II implications that you see there?

Ron Logue: Sure. I’m going to ask Ed to answer that, Nancy.

Ed Resch: On slide 19, we have pro formaed the two ratios that we are focused on, the tangible and the Tier 1 leverage. They will be within the ranges of our targets. As you recall, we target 4.25% to 4.75% on the first one and 5.25 to 5.75 on the Tier 1 leverage. Investors Financial at year-end and as we project here through July has higher ratios than we do, but given the relative size of the balance sheets, our ratios will obviously dominate and we are going to target the levels of capital and deploy some of the excess capital in the transaction as we move forward. So we will be operating on our targets going forward.

Nancy Busch: So I see a pro forma 4.4% TCE here. So you will want to grow that back to the 4.7% level or 4.75% level and how quickly can you do that?

Ron Logue: We are comfortable operating between 4.25% and 4.75%. We have been higher than that lately because we have been out of the market as we talked about on the fourth-quarter call, but if we are at 4.4%, 4.5%, we are comfortable.

Nancy Busch: So obviously you see no kind of Basel II implications here?

Ron Logue: No, not at all.

Operator: Mike Mayo, Prudential Equity.

Mike Mayo: It seems like your retention target is artificially low and correct me, I know you addressed this some, but you also have the Mellon Bank New York merger taking place. Deutsche Bank was outside the U.S. and you are planning on losing 10%? That just seems like you are setting the bar low. I guess at what point does this additional scale by the processors equate to more retention or more pricing power?

Ron Logue: We have had some experience with this, as you know, in the past. We think we are pretty good at retaining the revenue, but you never know in situations like this and I think it is best to plan conservatively and find ways to make the deal financially sound without necessarily betting on keeping all of the revenue, which is just not practical. And that is what we factored into our models. It doesn’t make any sense to think you’re going to keep all the revenue when there is an opportunity for customers to switch and if you factor something like that in your models, I think that is a mistake.

Mike Mayo: What percent customer overlap is there?

Ron Logue: Very little. It is single digits.

Mike Mayo: Okay. And what is the cross-sell ratio for State Street customers versus IFIN customers, products per customer or any measure?

Ron Logue: Well, what we have said here traditionally 75% to 80% of our new revenue comes from existing customers. IFIN’s is about the same.

Mike Mayo: And IFIN does that with how many products versus you?

Ron Logue: They have a few less products. They have 18 and we are probably 26. One of the things about IFIN and why they look so much like us, they have been selling value-added for some time and so they understand how to do that. They have done a great job. One of the reasons why their revenue has grown the way it has.

Mike Mayo: The more general question with these landscape changes between you now and Mellon Bank New York, when or does ever scale equate to better pricing power because you haven’t really seen that?

Ron Logue: I think because of the combinations that are taking place, that is putting pressure on pricing. The way we look at it is the value that we are providing for the price, not necessarily the price in absolute and I think the cross-sell products, the ability to create that kind of value at the appropriate price is what is important.

Mike Mayo: And what is the pro forma non-U.S. revenue mix?

Ron Logue: Pro forma non-U.S. revenue mix? Ed is getting that.

Ed Resch: It is 39% on a pro forma basis using 2006. It is down about 4 percentage points from State Street standalone given the obvious size of Investors Financial in the U.S. So we go from 43% to 39% last year.

Ron Logue: Still significantly more than our competitors.

Mike Mayo: And one last question. It was kind of asked before, but in terms of IFIN building out technology non-U.S. In terms of the total cost savings, how much could you characterize as cost avoidance?

Ed Resch: It is kind of hard to say, Mike. We are committing to taking out 50% of the IFIN — about 50% of the IFIN cost base overall. As you know, they announced they would be growing their 2006 cost base this year by 21% to 24% in their last earnings release. We are using the lower end of that, call it 21%. They have a business to run for the next two months. We obviously want them to continue servicing their customers, etc. and they will continue to do that. So it is a little hard to say how much is cost avoidance versus a true reduction, but on a combined — on an overall basis, we are comfortable getting the 50% of their cost base out as it exists at midyear.

Operator: (OPERATOR INSTRUCTIONS). Brian Bedell, Merrill Lynch.

Brian Bedell: Just drilling down with the Barclays contract a little bit more, can you talk about or can you just elaborate on the conversations you have had with BGI executives regarding continuing the contract and also do they have an option — does their contract clause change with this change of control and then do you plan on migrating Barclays’ mid office onto enterprise?

Ron Logue: No, we don’t plan on migrating Barclays’ operation on enterprise. It is obviously — like most of these deals there is a lot of customization. Our sense is it’s working very well. It is going to stay that way. We would ring fence it. We would keep it operating that way. It is everything else that we had planned to consolidate. There are conversations taking place as we speak with Barclays’ management. We know Barclays’ management as well. Contractually, could they leave? Yes. I think from a practical point of view, these deals take time to unwind if in fact they were to be unwound.

Brian Bedell: And another question on that. Do they do — did Investors Financial get any significant cross-sell foreign-exchange and securities lending through Barclays or do you expect to get any of that or does Barclays’ bank handle all of that?

Ron Logue: Our indications are they did not.

Brian Bedell: Right. Do you expect to get some of that cross-sell or is that baked into the —?

Ron Logue: We may, but it is not factored into any of our models.

Brian Bedell: Not factored into the deal model. Okay. And then if you could elaborate also your conversations with the — I think Jay mentioned the 12 of the — IFIN services 12 of the top 25 investment managers. Can you talk about how your conversations have been going with those 12 large investment managers regarding —?

Ron Logue: Sure. Let me have Jay answer that.

Jay Hooley: Yes, we did reference 12 of the top 25 and as you would expect, we know pretty well those customers that exist on the IFIN slate. And we think they are very favorable to State Street as an institution.

I just want to go to one other point. We keep talking about cross-sell. I think one of the things that is most attractive to this acquisition is those customers of IFIN have been somewhat constrained and IFIN servicing them in Europe and Asia and we see significant opportunity to extend those customers’ servicing platforms into Europe and Asia, which is where IFIN was going on their own. So we know them. We think they — we know they know us. We think they hold us in high regard and we think that in addition to securing them and making them comfortable with State Street as a successor processor, we think there’s going to be enormous opportunity to extend our reach across the globe with these global investment managers.

Brian Bedell: So what you are saying is some of the spending that IFIN did to improve their platform they don’t need to do that anymore of course and these customers now have that solution solved by migrating over to your platform?

Jay Hooley: Exactly.

Brian Bedell: And then do you — for those customers that are serviced by the — within IFIN’s mid office platform, are they all converting to State Street’s enterprise platform?

Ron Logue: No. As I said, BGI would not be —.

Brian Bedell: No, not BGI. The other part of the — the other 11 of the top 25.

Ron Logue: Oh, yes. Yes.

Brian Bedell: Okay. They are all converting. And lastly just on the system integrations. I would assume that you are basically closing down IFIN’s platform altogether, other than the BGI component of it.

Ron Logue: (indiscernible).

Brian Bedell: Is it the entire thing or are there things within IFIN’s platform that you intend on keeping?

Jay Hooley: This is Jay. I would say generally we are closing down most of the technology, which would be redundant, similar services that we have. But we also mentioned and I would reiterate they have a very competent, private equity, venture fund servicing business. So I think there are several components within the business that we would see as surviving and providing growth opportunities into the future. But the bulk of the custody accounting and foreign exchange, securities lending infrastructure would be collapsed into State Street.

Brian Bedell: Right. And then just lastly, how long have you been contemplating this acquisition?

Ron Logue: Well, as you know, we have become much more proactive for some time and obviously looking for opportunities and this is just one of those situations of time and place.

Brian Bedell: Right. Helped by the BK/Mellon merger in terms of urgency?

Ron Logue: No, no. It had nothing to do with it.

Operator: Gerard Cassidy, RBC Capital.

Gerard Cassidy: A couple of questions to follow-up on some of the change of control. I recall from the Deutsche transaction there were a number of customers that had change of control clauses in their contracts, which when that transaction was completed, you had to compete against some of your competitors to keep them. Are there many contracts at IFIN that have change of controls and if so, about what percentage?

Ron Logue: No, there isn’t. However, when we approached these situations, we approach it with the mindset that everybody has a practical change of control if they want to, but from a pure contractual point of view, you very rarely see that.

Gerard Cassidy: Second, was this a transaction that you just negotiated with IFIN or was it an auction where you had to bid against some of your other competitors?

Ron Logue: There were other competitors.

Gerard Cassidy: Finally, on the cost savings that you expect, can you refresh our memory on the cost savings for Deutsche? What percentage of Deutsche’s total operating expenses were the expense savings that you garnered in that deal?

Ron Logue: Sure. I am going to let Ed do that.

Ed Resch: The overall savings that we got were about a third of Deutsche’s cost base that we assumed associated with the revenue. If you recall when we took over the business, it was approximately a breakeven business and we kept most of the revenue, as we said, 88% of it and drove out a third of the cost resulting in the financial performance that I outlined.

Operator: Glenn Schorr, UBS.

Glenn Schorr: Just curious on the revenue synergies side, you mentioned I think 18 versus 26 products. It feels like from some of the slides and given IFIN’s revenue growth that they had a pretty full product suite. So I am just curious on what the differences are and then obviously the next question would be what will be different about the cross-sell and maybe it is just because State Street has historically been so good at it, but can you talk towards maybe what you have that they didn’t have?

Ron Logue: I don’t think it is so much what we have that they don’t have. I think it is the scale with which we have capabilities, foreign exchange, securities lending, and the way — and most of the fact that most of that is self-contained and we are not using other agents to do a lot of this.

A good example is the subcustodian network. We have a large, extensive subcustodian network. We also have a very large asset management company, SSgA. There is going to be a lot of opportunity there just as we found with the Deutsche acquisition. There are significant synergies between asset servicing and asset management and we have real opportunities there. That is somewhat of a unique one. So that’s —.

Glenn Schorr: That makes sense. And then with a little less fanfare, you recently announced the Currenex deal. That too brought you a higher growth, different part of the FX business. How is Currenex, if at all, impacted?

Ron Logue: Well, if you look at some of the rationale behind what we are doing, what we are really trying to do is make one and one equal three. Currenex is going to give us some significant foreign exchange capability. We think it is going to leapfrog our competitors in terms of technology. 43%, soon to be 39%, because of this deal of our assets are non-U.S. assets. We are becoming big players in the hedge fund space from an administrative point of view and creating lots of relationships.

So as we add books of business and technological capability in certain areas, the leveraging of that I think really creates much more mass in that business. So we are very carefully thinking through the type of acquisitions we make and when it is acquisition of technology, we think about how can we apply it to other books of business and really leverage it and I think that is what the combination of Currenex and IFIN are about.

Glenn Schorr: And in terms of talking about customer overlap, this is one area where I think the customer overlap might be a good thing.

Ron Logue: It would be a real good thing, yes.

Jay Hooley: Hey, Glenn, can I just add? I don’t know how closely you followed the Currenex acquisition, but it was really two things. It was enhancing our capability in the foreign exchange space, but as importantly or perhaps more importantly, it was gaining access to the fastest-growing segment of the foreign exchange business and that is the hedge fund active currency trader market. So if you superimpose that on our almost doubling our hedge fund administration book of business through this acquisition, you can clearly see how Currenex provides some upside revenue synergy opportunities.

Glenn Schorr: No doubt. Thanks, Jay.

Operator: Robert Lee, KBW.

Robert Lee: I am just curious. Post the transaction, can you give us some color on what proportion of revenues may be coming from alternative managers? I know it has been obviously a big growth area for you, but a relatively smaller contributor to revenues and for IFIN I think it was relatively larger. Can you give us some color on how we should think of that within the business mix?

Ron Logue: We don’t break it out that way. So I can’t help you there.

Robert Lee: Is it possible just to get a sense of — if we looked at IFIN pre-deal, was most of their growth, aside from Barclays, being driven by their alternatives business or were they also growing their mutual fund business at a healthy clip?

Ron Logue: Oh, no. They were definitely growing their mutual fund business at a good rate as well.

Ed Resch: This is Ed. maybe I can give you a little direction on that and again, we don’t necessarily break out the revenue into that granularity. But as Jay mentioned, the assets that we will be servicing for hedge funds will approximately double with this transaction. So you would think and we think that there is a significant opportunity on the revenue side for developing more revenue from alternative managers.

Robert Lee: Great. That was my only question.

Operator: David Hilder, Bear Stearns.

David Hilder: Ron, given your focus on revenue, what do you think the chances are that this will allow you to change your long-term revenue growth rate target?

Ron Logue: Well, we look at that every year. We are a growth company. We are focused significantly on revenue. We have a strong history. We will look at that as we go through this deal, but the intent is to do better than our peers in terms of top-line revenue growth. That has always been our intent. That is one of the main drivers to this deal. I think growth companies grow revenue and we will look at that on an annual basis and if we feel we can do better, we will set the bar higher.

David Hilder: And then on the expense side, the upfront charge seems relatively large compared to the annual run rate of savings and I guess the realization, you talked about maybe 24% in ‘07. Is there any other detail that you provide there or perhaps the timing of the charge?

Ed Resch: This is Ed. We looked at the charge as a function of our cost saves and it is about 1.8 times the overall cost saves. So we feel that that is within acceptable parameters for a deal of this size. In terms of the charge that will be identified as a merger integration charge, it will track the percentage completion on an estimated basis of the integration. So we will look at 20% to 25% in ‘07 and cumulatively up to 80% to 85% by the end of ‘08 and that will be the M&I line that you will see on the income statement for those two years.

David Hilder: And just to be clear, the numbers that you laid out in your table are annualized expense rates, correct?

Ed Resch: Yes.

Operator: Steve Wharton, JPMorgan.

Steve Wharton: I just wanted to get a better sense again of the strategic rationale behind this deal because when I look at the financial metrics that you lay out in the slide presentation, it looks to me — while this is perhaps not the most complicated deal you have done in the past, that all the work that you’re going to be doing over the next year or two is only going to result in about 2% potential GAAP accretion to State Street existing shareholders. And while from a strategic rationale, I understand why it makes sense to do a crosstown merger, there is a lot of overlap. There is tremendous cost saves. I struggle a little bit to understand why this was really necessary.

Like State Street’s growth rate on its own was quite strong; it had been improving. While the cost saves are substantial, you are basically giving all those benefits to the IFIN shareholder. So for a State Street shareholder, what is so special about this franchise that kind of takes it to the next level for the existing State Street?

Ron Logue: Well, we are not giving it all to the IFIN shareholder. We are giving about half to the IFIN shareholder if you do the math. And you have got to take a look at the landscape of this business. There are fewer and fewer properties available and it takes a long time to grow this business organically. As I said in my last statement, this is one of the last and you can say arguably the last pure play global custodian. I kind of equate global custodians to beachfront property here. Now there is only so much of it. You can’t manufacture it and they get dearer and dearer when they go and I think the view here is going to be pretty nice. And that is really what is happening here.

This is an opportunity to acquire a significant book of business that can grow we believe faster than the books of business of our competitors, especially when you look at the characteristics of the asset composition; mutual funds, offshore funds, hedge funds, private equity funds. We are not talking here about defined benefit plans. That is the difference.

Operator: That is all the time we have for questions today. I would like to turn the call back over to your speakers for any additional and closing remarks.

Ron Logue: No, no other remarks. Thank you.

Operator: That concludes today’s teleconference. Thank you for your participation. You may now disconnect.

+++ presentation

Operator: Good day, ladies and gentlemen. Welcome to today’s State Street Corporation media conference call. Just a reminder, today’s call is being recorded. And at this time, I’d like to turn the call over to Ms. Hannah Grove. Please go ahead, Hannah.

Hannah Grove: Thank you very much and thank you all for joining us today. This is Hannah Grove, Head of Marketing and with me today is Ron Logue, State Street’s Chairman and CEO and Jay Hooley, Vice Chairman and Head of Global Investment Servicing, Trading and Research.

Earlier today, as I’m sure you have seen, we announced our definitive agreement to acquire Investors Financial Services Corporation and our goal for this call during the next 30 minutes is to provide you with more detail on this important development and answer your questions. I would just remind you that you can contact State Street’s media team at any time after this call on 617-664-8672 or 617-664-3933. I will hand the call over now to Ron Logue.

Ron Logue: Hannah, thank you and good morning, everybody. I plan to make some brief comments on today’s announcements and then Jay Hooley and I will be happy to answer your questions. This transaction is a consolidation as opposed to an integration. We are acquiring a Boston-based company that, like us, focuses exclusively on institutional investors. The combination of our two companies won’t involve a high degree of complexity, nor will it interrupt our day-to-day business. There are no geographic boundaries to deal with and no social issues.

With this acquisition, we enhance our leadership and global asset servicing and our leadership position in high-growth, mutual, hedge and offshore fund servicing, as well as investment manager operations outsourcing, all important areas of focus for our customers and clear areas of differentiation for State Street.

The customer base we acquire with this transaction is very similar to ours, but complementary. There is very little product overlap, which means considerable opportunity for State Street to cross-sell, a skill we have demonstrated throughout our history, highlighted recently by our acquisition of Deutsche Bank’s Global Securities Service business.

Yes, there will be short-term employee dislocations, but at the end of the day, we will have a stronger Boston-headquartered company and I can assure you any of the other alternatives would not have been as beneficial to this community.

So let me leave you with these thoughts. This is about revenue growth and opportunity. This is about being the leader in some of the fastest-growing segments of our businesses like hedge fund and offshore servicing and importantly, it is about the long-term sustainability of a very strong Boston-headquartered company.

So with those short remarks, I would be happy to turn the call over to questions.

+++ q-and-a

Operator: (OPERATOR INSTRUCTIONS). Gaston Ceron, Dow Jones.

Gaston Ceron: I have a very quick question — a couple of quick questions. Some of these were covered a little bit in the analyst call, but I’m just trying to sort of get up to speed. So if you’ll indulge me just for a little bit. I know that you took some questions during the analyst call about sort of the concentration that Investors Financial has revenue-wise to BGI and I am just wondering from the — and forgive my ignorance a little bit — from the State Street side, does State Street have any exposure to BGI as a client and what sort of is the outlook for sort of retaining most of that BGI business after the transaction is closed?

Ron Logue: We don’t do a lot of business with BGI. We do some on the global market side in foreign exchange and other trading activities, but not in the custody side at all. We feel pretty confident about retaining that business. It is going to remain on the current platform. It is going to continue to be serviced in Sacramento. So we don’t see any major change for that process and that is why we feel pretty confident about that.

Gaston Ceron: So just to sum up, you do feel pretty confident about retaining, what is it, about 18% of revenue that Investors Financial generates from BGI.

Ron Logue: That is correct.

Gaston Ceron: And the other thing, just a more transactional question, is there a collar on the deal because I saw this thing in the press release about how the Investors Financial shareholders will get 0.906 shares, but then it says based upon the closing price of State Street common stock on February 2.

Ron Logue: Right. No, there is no collar. It is a fixed rate.

Gaston Ceron: Okay. So you are saying that is how you decided, based on that price?

Ron Logue: What you see, that is it. Yes.

Gaston Ceron: And lastly, can you talk a little bit about — going back to the strategic rationale for the deal. Can you talk a little bit about sort of the outlook for growth in the hedge fund industry and the outlook for your growth as far as servicing that business and why that is such an impetus for the deal?

Ron Logue: Well, today, it is the fastest-growing segment of the servicing business in institutional investing. It makes us number one by some distance in this field and strategically, what we have consistently said is that we want to be the leader in either markets or geographies that are growing faster than other markets and that is how we are going to continue to grow our top-line revenue, which I think is the hallmark of a growth company, which we believe we are. Jay Hooley maybe wants to add to that as well.

Jay Hooley: I would just add the hedge fund industry, which has grown in excess of 20% over the past several years, most believe will continue to grow at high rates and the reason for that is that the hedge fund industry was once the purview of high net-worth individuals in small institutions, but it has really moved over into the pension space. So most of your large global pensions in order to get greater exposure to higher performing asset strategies continue to allocate a portion of their asset allocation in the large pension funds to hedge funds. So I think that it’s probably pretty predictable and reliable that we will continue to see a broadening of the hedge fund asset base at pretty high growth rates over the next several years based on that trend.

Operator: Mark Jewell, Associated Press.

Mark Jewell: Thanks for taking my call. Just a question relating to staffing. In the news release you note anticipated savings from technology, staffing and real estate consolidations. You know there could be some short-term dislocations. Just wondered if you could outline the current employment size of both companies and if you could give a sense for the timeline and the percentage of cuts or relocations we are talking about from this deal?

Ron Logue: Sure. We are about a little over 21,000 employees. IFIN I believe is about 4400, 4500. We are mostly — well IFIN is mostly in Boston. I believe they have 400 people in Dublin as well. I don’t — in Eastern Massachusetts, we probably have about 12,000 people.

Mark Jewell: For the combined company?

Ron Logue: Well, no. State Street has about 12,000 people in Boston. IFIN has probably about 4000.

Mark Jewell: But in terms of basically job cuts, what do you foresee or what percentage of the workforce do you imagine might not have a job at some point?

Ron Logue: Well, I believe Ed mentioned that we are looking at about 1700 dislocations probably over an 18-month period of time.

Mark Jewell: And by dislocations, are you talking about a combination of people suddenly losing their jobs, people being transferred, vacancies left unfilled.

Ron Logue: The good news is that both organizations have quite a few open requisitions right now. Traditionally in this business, attrition usually runs around 20%, 25% and we have an 18-month period of time to do that. So there will be lots of job changes, but over a longer period of time, there is going to be plenty of growth opportunities.

Mark Jewell: I guess it sounds like we are doing more than one question per person. I hope I am not overstepping here.

Hannah Grove: You are fine, Mark. This is Hannah.

Mark Jewell: Can you address to what extent this move is a response to consolidation in the industry? For example, Mellon Financial and Bank of New York I understand recently did a deal. Did you feel compelled to kind of grow to be in a more competitive footing?

Ron Logue: We did not feel compelled to do this deal because of the Bank of New York/Mellon acquisition specifically, but it is very clear that the industry is consolidating and when there are opportunities to take advantage of unique opportunities, which we believe IFIN is one, especially when they are the mirror image of what we look like as well, it is just a great opportunity. There is no question that the industry will consolidate. There are less and less properties that become available. They will become dearer in price over time. Though it was a wonderful opportunity for us to not only acquire a wonderful customer set, but to also gain new product capabilities, specifically private equity servicing is a great example.

Operator: (OPERATOR INSTRUCTIONS). Colm Keena, Irish Times.

Colm Keena: Thanks for taking my query. Yes, I did want to ask you a question about your operations here in Ireland. As I understand it, State Street has 1500 staff in Ireland.

Ron Logue: Correct.

Colm Keena: And Investors Financial Services, as you said, have approximately 400. So what will be the immediate medium-term implications of the deal you are announcing now for those jobs?

Ron Logue: For Dublin, probably not a lot. The good news is that it is the fastest-growing segment of the business. I would expect that we are going to need as many people as we can get there to accommodate the growth. And as you know, it is difficult to find people in Dublin these days.

Colm Keena: Could you expand a little on that and why Ireland or Dublin is attracting the business?

Ron Logue: Well, because the hedge fund administration business to a great extent is sited in Dublin. It is a wonderful workforce. It is growing rapidly. Accommodating the growth has been difficult in finding the staff. So I don’t see any real issues other than making sure we continue to find the staff to accommodate the growth.

Operator: Sree, Bloomberg News.

Sree Bhaktavatsalam: It’s Sree from Bloomberg. I have two questions. One was regarding the work that IFIN does for Barclays, what exactly is the kind of work? Is it with their exchange traded funds? And my second question, unrelated, is about Mr. Sheehan’s role following the acquisition.

Ron Logue: Sure. Let me let Jay Hooley answer the first question.

Jay Hooley: Yes, the work that IFIN does for BGI is extensive. It covers the traditional back office, fund accounting, custody and importantly it also involves the investment operations of the middle office. So it is a very deep and integrated relationship that exists between BGI and IFIN, which is important.

I would also tell you that from a standpoint of the assets that IFIN services for BGI, it’s a wide variety, including ETFs, mutual funds, individual, collective trusts. So it is essentially everything that BGI operates out of the U.S. They also provide some servicing for hedge and offshore products in Europe. So very extensive as far as the range of assets that they cover and also very extensive as far as the number of products and services that IFIN provides to BGI.

Ron Logue: In terms of the second question, obviously Kevin will be deeply involved in the consolidation and longer term, we have asked Kevin to fill some sort of a consulting capacity for us. That is what our plans would be.

Operator: Shanny Basar, Financial News.

Shanny Basar: You have mentioned kind of private equity servicing a couple of times and I was wondering how you see growth in that business compared to servicing hedge funds?

Ron Logue: Let me ask Jay to answer that.

Jay Hooley: I would see it as very similar. What is occurring in the industry — actually the term that is probably appropriate to use here is the alternative space, alternative investments and all of your large pension funds, sophisticated institutions, as I mentioned earlier, are now allocating a significant, a more and more significant portion of their assets to the alternatives.

The alternatives, which are all high-growth, largely fall into three buckets; hedge funds, private equity and also real estate. So by acquiring the private equity capability, it really fleshes out our full array of services to this fast-growing segment of the investment population.

Shanny Basar: And do you do something in real estate already?

Jay Hooley: We do administer real estate assets as part of our core offering.

Operator: (OPERATOR INSTRUCTIONS). Jim Cole, American Banker.

Jim Cole: I just wanted to follow up, Ron, on your comment about the Company being interested in high-growth geographies and segments and I’m wondering after this deal, do you feel like there are still maybe gaps in the business or areas where there are further opportunities to do deals?

Ron Logue: Well, I think in terms of product gaps, we’ve pretty much closed most of those gaps with the acquisition of the private equity piece and with the acquisition of Currenex. So I feel very comfortable that we have probably the most complete product set of any of our competitors. We’re going to continue to be proactive obviously in looking for opportunities in either geographies or other businesses that we feel are going to grow faster than other geographies or businesses and our intent is to be the leader in markets, businesses, geographies that are growing faster than others and that is how we’re going to fuel our top-line revenue growth and add to it the fact that I think we’ve been doing a much better job in bringing more of that top-line revenue growth down to the bottom line. But the key for us is to identify the fast-growing markets, geographies, products and that is what has been behind these last two acquisitions and I’m sure they’ll be more.

Jim Cole: And if I could ask one other question. In terms of the background on the deal, could you talk a little about that, who approached whom and how long you guys have been talking?

Ron Logue: Well, we have known each other for a long time. We are both based in Boston, so we have talked for a long time in the past about many things. This was just the appropriate time and place to accomplish this.

Operator: Richard Greensted, Scrip-Issue.

Richard Greensted: I have a question about concentration of business within IFIN. In its 2005 10-K, it said that it was reliant on just seven clients. A significant portion of our revenue and assets process came from seven clients. One of those is obviously BGI. So there are six others. Are you equally confident about retaining those clients as you are about retaining BGI?

Ron Logue: We are. Those numbers are old numbers also, Richard. We have done a pretty good job of looking over the client list. Like in any business, you have somewhat of an 80/20 rule. So the top I would say 10, 12 clients are probably 70%, 80% of the revenue. There are 500 customers in total. I feel very confident in our ability to keep them because we have the same kind of capability IFIN has. Most of those or a lot of those are mutual fund customers and that is something that we do pretty well.

Richard Greensted: Just to come back on a question that was asked earlier just to fill in a little more of the background on the people at the top. You have got Sheehan, Spinney, Mancuso, can’t think of the name of the President. Are any of those going to be offered jobs?

Ron Logue: Yes, we would expect that we would keep the majority of the top six people.

Richard Greensted: Right. Okay. And one final thing is that just a couple of weeks ago when I was talking to [Gary Enos] about hedge fund administration and he was talking about a need to spread the concentration of people in Dublin away and I think you have already opened up other operations in Ireland. Now you’re adding another 400 people in Dublin. Are you going to keep all those 400 jobs in Dublin or are you going to move them around the country or possibly even move them elsewhere?

Ron Logue: Well, for now, we are going to keep everything where it is. We are going to take a look at our global footprint holistically and see where we want to potentially move some others. As you know, we are looking at other locations as well. The good news is there is plenty of demand and growth. The one thing I don’t worry about is the growth. What I worry about is getting the people to accommodate the growth.

Richard Greensted: But the people don’t necessarily need to be based in Dublin, do they?

Ron Logue: All of the people don’t necessarily need to be based in Dublin. I think a lot of people, just because that is where the critical mass is and the intellectual capital is, will continue to be based in Dublin, but I think we can accommodate growth in other locations.

Richard Greensted: And will the IFS systems platforms become strategic platforms for your hedge fund servicing business?

Ron Logue: Yes.

Richard Greensted: So you are going to ditch the IFIN platforms?

Ron Logue: Yes. However, as Jay mentioned, there are some pieces, like private equity servicing, that we’re probably going to want to incorporate and there may be some other pieces. It is a little early for us to exactly tell you how we are going to do that, but there are some very good pieces of the IFIN platform that we think we are going to want to retain and incorporate.

Operator: (OPERATOR INSTRUCTIONS). Steve Gelsi, MarketWatch.

Steve Gelsi: This is Steve Gelsi with MarketWatch. I did get on the call just about 10 minutes ago, so I may have missed this question, but if I did, just tell me and I will have another question.

Hannah Grove: Okay.

Steve Gelsi: State Street is down — the shares are down about 5% today. There is some criticism from Wall Street analysts, a couple of them that I have heard of, that the price was a bit high and I am wondering if the reason for this is that there were multiple bidders for this company. Some of the bidders I have heard were Northern Trust, Citigroup, JPMorgan and HSBC. Can you comment on who the other bidders were and if there was a lot of bidding for this company?

Ron Logue: There were other bidders, but I can’t comment any more than that.

Steve Gelsi: Okay. And the challenge of meeting your cost cutting goals in this, how are you going to go about achieving your cost cutting goals because they are pretty strong, pretty strong — I should say pretty high numbers on the cost cutting?

Ron Logue: Well, we have done this before pretty successfully. I think the issue here is the bulk of the staff are here in Boston so it makes it a lot easier. We don’t have multi-jurisdictional issues to deal with like we did in the Deutsche deal. It truly is a consolidation. The two companies structurally are organized almost exactly the same so it makes the job a lot easier.

Operator: Jon Chesto, Patriot Ledger.

Jon Chesto: I have obviously got to ask a Quincy question. I am curious — there’s some overlap with what State Street does in Quincy and what Investors Financial does in their headquarters. I was wondering if you could tell me what kind of consolidation you see between both in real estate and in jobs between the Investors Financial headquarters and how much do you expect to pull out of the Hancock Tower and what kind of impact do you see in Quincy and also at the State Street headquarters?

Ron Logue: I don’t see any impact in Quincy because we’re still accommodating growth there. We would expect to keep the IFIN people in the Hancock Tower because they have a very good and favorable lease. As a matter of fact, we may end up moving some of our people over there because it is a pretty good lease. So I would expect we would keep the IFIN people where they are.

Operator: (OPERATOR INSTRUCTIONS). Colm Keena.

Colm Keena: If you don’t mind, I was hoping you might be able to tell us something about the amount of money you are looking after in Ireland for both companies and how it has been growing in recent times?

Ron Logue: Let me ask Jay to do that.

Jay Hooley: I will try to come at that, although it is not an easy question because Ireland for us is really a mix of the alternative of our hedge funds that we have spoken about, but it is also, as you know, a center of offshore funds. Within the combined companies, we will end up administering about $330 billion in hedge fund assets, which are a mix between North America, primarily Boston and New York and Dublin. Probably assume they are roughly split and then the remainder would be the Dublin-based offshore fund business. As you probably know, State Street on its own pre-IFIN was the leading provider of offshore administration services in Dublin and this adds I believe the number is about $40 billion in additional assets to that current market leadership just to give you some dimensioning.

Colm Keena: How has it been growing in recent times?

Jay Hooley: Like blockbusters. The hedge fund industry has been growing consistently north of 20%. The offshore mutual fund industry defined as Lux, Dublin and Cayman has been growing. I think I saw a figure recently in the last three years at close to 30%. So disproportionate growers in the overall asset management industry.

Operator: Gaston Ceron, Dow Jones.

Gaston Ceron: Just a follow-up question on one of the questions that was just asked a couple minutes ago, regarding the price of the deal, what do you have to say about that notion, the notion that you might have paid up a little bit here? Do you view this as a fair price or what?

Ron Logue: I think it is a very fair price. You have a property here that has been growing top-line revenue dramatically. You have an engine that knows how to grow revenue. You have one of the few, if not last pure play global custodians left.

Gaston Ceron: And one last question, back to the BGI thing. I heard what you said about — you are confident that you will be able to retain the business that Investors Financial does with BGI. But it is true that BGI has an option — has a change in control clause in their contract with Investors Financial.

Ron Logue: Yes.

Gaston Ceron: If they wanted to hypothetically, they could get out, right?

Ron Logue: Yes.

Operator: That does conclude our question-and-answer session for today. At this time, I would like to turn the call back over to Mr. Ron Logue and Ms. Hannah Grove.

Hannah Grove: Thank you for joining us today. We would be happy to take any of your further questions. PR team is standing by. Thank you for your interest.

Operator: That does conclude today’s conference call. Thank you for your participation. You may now disconnect.

Ron Logue E-mail to All Employees

To:	All State Street Employees
From:	Ron Logue
Subject:	State Street to Acquire Investors Financial Services Corporation

Earlier this morning we announced our intention to purchase Investors Financial Services Corporation (Investors Bank & Trust Company), a 17-year-old company headquartered in Boston that, like State Street, focuses exclusively on meeting the needs of institutional investors. I want to give you some more background on the impact of this transaction on our future growth.

At our Town Hall meetings last month I spoke about the importance of not becoming complacent, despite our success in 2006, and not assuming that doing more of the same will continue to get us the results that we need in order to achieve our strategic plan. We must continually stretch ourselves to reach and exceed our goals. One way to do this is to make the right acquisitions, which we define as those that expand our industry leadership, deliver value to our shareholders, and add more capabilities and services for our customers such as the acquisition of Currenex that we announced last month and now Investors Financial Services Corporation

Why do we believe that Investors Financial Services Corporation is the right acquisition? The answer lies simply in focus, a shared focus. The bringing together of our two companies won’t involve a large and complex integration that will interrupt our day-to-day business nor will there be businesses to transition that don’t fit within our core service offerings. This is because Investors Financial Services Corporation has followed a very similar strategy to our own since its inception — focusing on institutional investors and dedicating resources and investment to providing value-added services to its customers.

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In addition to a shared focus, we also share a philosophy around technology and client service that makes the consolidation of the business very easy to accomplish and importantly, seamless for their customers. We know how to succeed and have proven time and time again that we can execute on large transitions, meeting all of our goals.

In an industry where consolidation will be a constant, the key to success is focusing on high-growth areas. With this acquisition, State Street will enhance its position as a worldwide service provider of fund accounting to the mutual fund industry and enhance its leadership in servicing for hedge and offshore funds. We also gain capabilities for servicing private equity funds and enhance our position in investment manager operations outsourcing. These areas all represent continued growth for State Street and our customers.

While Investors Financial Services Corporation is Boston-based, the additional scale we gain from the acquisition comprises global product segments, which will add more depth of expertise to continue to fuel our non-US revenue goals. At the same time as we grow internationally, the acquisition will also enhance our position in the United States.

You should all feel very proud of the role you have played in State Street’s success over the past few years, which has enabled us to do what we’re doing now to ensure our continued growth. Remember though, winners are determined not by what they say, but what they do. If we continue to stay focused and execute our plan then the rewards for all of our stakeholders will be very great indeed.

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FAQ for State Street Intranet

Why is State Street acquiring Investors Financial Services Corporation?

This acquisition expands our industry leadership in the high-growth areas of servicing for mutual, offshore and hedge funds and reflects a unique opportunity to leverage our proven ability to transition acquired businesses. We also gain capabilities in servicing private equity funds and expand our global customer base, which provides further opportunities to cross-sell more products and services. Upon close of the transaction, State Street will have more than $14 trillion in assets under custody.

What are the strategic benefits?

The acquisition increases our scale and provides synergies in our core domestic operations, helping us over the longer term to meet our financial goals as well as build on our IFS acquisition in servicing hedge funds, positioning us to benefit in an increasingly competitive environment. We also gain capabilities in servicing private equity funds. Once the transaction has closed, State Street will have more than $14 trillion in assets under custody including $3.5 trillion in mutual fund assets under administration. With more than $10 trillion in assets under management, the mutual fund industry grew in 2006 by 15.5 percent(7). State Street will also become the leading investment service provider to the offshore fund and hedge fund industries. Offshore funds have more than $2.7 trillion in assets domiciled in Ireland, Luxembourg and Jersey and the industry has grown at a CAGR of 29 percent over the last three years.(8) Upon closing, State Street will provide services for $298 billion of these assets. The hedge fund industry has $1.4 trillion in assets worldwide and growth is expected at a rate of 15-20 percent per year(9). State Street will service more than $340 billion in hedge fund assets.

(7) Source: Investment Company Institute; 2006 Mutual Fund Service Guide

(8) Source: Lipper Fitzrovia

(9) Sixth HFM Week Hedge Fund Administrator Survey, May 2006; Grail Partners

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What exactly is State Street acquiring?

State Street is acquiring all of Investors Financial Services Corporation, (Investors Bank & Trust Company) including its global operations, infrastructure, employees and facilities.

With its small non-US operations, how much of this acquisition really strengthens State Street’s business?

While Investors Financial Services Corporation is Boston-based it has considerable operations in Dublin as well as a presence in Toronto, Luxembourg and the Cayman Islands. The acquisition also comprises global product segments, which will add scale and more depth of expertise to continue to fuel our non-US revenue goals. We remain committed to global expansion and our goal of having 50 percent of revenues from international operations. Investors Financial Services Corporation offered benefits in the form of synergies. Its immediate impact is to reduce the portion of our revenue from international operations from 43 percent to 39 percent. However, that is just a short-term impact on the general direction of our business. The transaction also continues to build upon our investment in servicing the offshore and alternative funds, which contributes to international growth. In terms of strengthening our business the acquisition brings with it a roster of new customers to whom we can cross-sell more products and services.

Will this preclude State Street from further acquisitions?

No, we will continue to look for opportunities while ensuring that we complete this consolidation as swiftly and seamlessly as possible. We anticipate that given the size and location of Investors Financial Services Corporation’s operations and our expertise in integration that the combination will not adversely impact existing or new customers nor hinder our ability to engage in additional transactions.

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Will the volume of activity be too overwhelming? How can we keep our existing service levels?

We have an excellent track-record of transitioning large books of business and we have a dedicated transition team to ensure that services to customers are not disrupted. This is also a consolidation as opposed to an integration, which makes the transition a lot smoother.

Will Investors Financial Services Corporation’s customers have to convert to State Street’s systems?

We have a clear plan to consolidate the business onto State Street systems as soon as possible, albeit with some exceptions, and are confident there will be minimal disruption given the similar approach that both companies have to servicing and technology.

Where are Investors Financial Services Corporation’s offices located?

The majority of Investors Financial Services Corporation’s employees are located in Boston with the remainder spread out between California, New York, Canada, the Cayman Islands, Ireland, United Kingdom and Luxembourg.

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This document and the documents attached hereto contain forward-looking statements as defined by the Private Securities Litigation Reform Act of 1995, including statements about the financial outlook and business environment. Those statements are based on current assumptions, forecasts and expectations and involve a number of risks and uncertainties, which could cause actual outcomes and results to differ materially from those results. These risks and uncertainties include the ability to obtain regulatory and Investors Financial shareholder approval, the risk that businesses will not be integrated successfully, or will take longer than anticipated, that expected cost savings will not be achieved or unexpected costs will be incurred, that customer retention goals will not be met, that disruptions from the transaction will harm relationships with customers, employees and regulators, the pace at which State Street adds new clients or at which existing clients use additional services, the value of global and regional financial markets, the pace of cross-border investment activity, changes in interest rates, the pace of worldwide economic growth and rates of inflation, the extent of volatility in currency markets, consolidations among clients and competitors, State Street’s business mix, the dynamics of markets State Street serves, and State Street’s success at integrating and converting acquisitions into its business. Other important factors that could cause actual results to differ materially from those indicated by any forward-looking statements, are set forth in State Street’s 2005 annual report on Form 10-K, particularly in Item 1A, “Risk Factors,”and State Street’s subsequent SEC filings which should be read before making any investment decision. The forward-looking statements contained in this document and the documents attached hereto speak only as of the date hereof, February 5, 2007, and State Street will not undertake efforts to revise those forward-looking statements to reflect events after this date.

State Street intends to file with the SEC a registration statement that will include the proxy statement/prospectus and other relevant documents to be mailed to security holders of Investors Financial in connection with the proposed transaction. WE URGE INVESTORS TO READ THE PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT STATE STREET, INVESTORS FINANCIAL AND THE PROPOSED TRANSACTION. A

definitive proxy statement/prospectus will be sent to security holders of Investors Financial seeking approval of the proposed transaction.  Investors will be able to obtain these materials (when they are available) and other documents filed with the SEC free of charge at the SEC’s website, www.sec.gov. In addition, a copy of the proxy statement/prospectus (when it becomes available) may be obtained free of charge by directing a request to State Street Corporation, One Lincoln Street, Boston MA 02110, Attention: Office of the General Counsel; or by directing a request to Investors Financial Services Corporation, 200 Clarendon Street, Boston MA 02116, Attention: Office of the General Counsel.

This communication is not a solicitation of a proxy from any security holder of Investors Financial or an offer to sell or the solicitation of an offer to buy any securities, nor shall there by any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.  No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Investors Financial, its directors and executive officers and certain other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding Investors Financial’s directors and executive officers is available in the proxy statement filed with the SEC by Investors Financial on March 10, 2006. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.